As filed with the Securities and Exchange Commission on December 19, 2008.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BioForm Medical, Inc.

(Name of Subject Company (issuer))

BioForm Medical, Inc.

(Name of Filing Person (offeror))

Options to Purchase Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

09065G982

(CUSIP Number of Class of Securities)

Steven L. Basta

Chief Executive Officer

BioForm Medical, Inc.

1875 South Grant Street

Suite 200

San Mateo, California 94402

(650) 286-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David J. Saul, Esq.

Ropes & Gray LLP

1900 University Avenue, 6th Floor

Palo Alto, California 94303

(650) 617-4085

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,667,496 *	$65.53 **

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. The new options have a value of $1,667,496 calculated using the Black-Scholes method based on a price per share of common stock of $0.96, the average of the high and low prices of the Issuer’s common stock as reported on The NASDAQ Global Market on December 17, 2008.

**	Calculated at $39.30 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #6 for Fiscal Year 2008, effective December 31, 2007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet – Questions and Answers” in the Offering Memorandum, dated December 22, 2008 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is BioForm Medical, Inc., a Delaware corporation (“BFRM” or the “Company”) and the address of its principal executive office is 1875 South Grant Street, Suite 200, San Mateo, CA 94402. The telephone number at that address is (650) 286-4000.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company, to its employees (including executive officers) who, as of the date the Offer commences, are actively employed by the Company and hold Eligible Options, as defined below (“Eligible Employees”), to exchange certain stock options to purchase shares of its common stock, par value $0.01 per share, issued and outstanding under the BioForm Medical, Inc. 2003 (Active) Stock Plan, as amended, which we refer to as the “2003 Plan,” or the BioForm Medical, Inc. 2007 Equity Incentive Plan, as amended, which we refer to as the “2007 Plan,” and, together with the 2003 Plan, the “Plans,” with exercise prices equal to or greater than $3.70 per share (the “Eligible Options”) for replacement options issued under the Plans representing the right to purchase the same number of shares at an exercise price equal to the closing price of the Company’s common stock on the NASDAQ on the date of grant (the “Replacement Options”). Only Eligible Options that are outstanding on December 22, 2008, held by Eligible Employees during the entire period from and including December 22, 2008 through the date the Replacement Options are granted will be eligible to tender in the Offer. As of December 17, 2008, Eligible Employees held Eligible Options to purchase 4,294,717 shares of common stock.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet – Questions and Answers,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 6 (“Price Range of Common Stock Underlying the Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offering Memorandum under “Summary Term Sheet – Questions and Answers,” “Risk Factors,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 9 (“Information about BioForm Medical, Inc.”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

b) Purchasers. Directors who are not full-time employees of the Company are ineligible to participate in the Offer; all officers of the Company are eligible to participate in the Offer. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offering Memorandum under Section 3 (“Procedures for Electing to Exchange Options”), Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) and Section 16 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The Plans included with the Offer and incorporated by reference hereto as Exhibits (d)(1) and (d)(2) also contain information regarding the subject company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offering Memorandum under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum under Section 16 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offering Memorandum under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offering Memorandum under Section 7 (“Conditions of this Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) is incorporated herein by reference. The business address of each director and executive officer is BioForm Medical, Inc., 1875 South Grant Street, Suite 200, San Mateo, California 94402, and the business telephone number is (650) 286-4000.

(b) Securities Transactions. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning BioForm Medical, Inc.”) and Section 17 (“Additional Information”), the information set forth in the Company’s Annual Report on Form 10-K for the year ended June 30, 2008 under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data” and the information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 under Item 1 “Financial Statements” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offering Memorandum under “Risk Factors” is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated December 22, 2008.

(a)(1)(ii)*	Form of BioForm Medical, Inc. Stock Option Exchange Program Election Form.

(a)(1)(iii)*	Communication to Executive Staff, Vice Presidents and Selected Department Heads and Managers of BioForm Medical, Inc., dated December 19, 2008.

(a)(1)(iv)*	Communication to Eligible BioForm Medical, Inc. Employees Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around December 19, 2008.

(a)(1)(v)*	Communication to Eligible BioForm Medical, Inc. Employees Announcing the Opening of the Exchange Program, to be delivered via regular mail on or around December 22, 2008.

(a)(1)(vi)*	Highlights of the BioForm Medical, Inc. Stock Option Exchange Program.

(a)(1)(vii)*	Form of Communication to Tendering BioForm Medical, Inc. Employees Confirming Receipt of BioForm Medical, Inc. Stock Option Election Form.

(a)(1)(viii)*	Reminder Communication to Eligible BioForm Medical, Inc. Employees, to be delivered on or about January 8, 2009.

(a)(1)(ix)*	Second Reminder Communication to Eligible BioForm Medical, Inc. Employees, to be delivered on or about January 15, 2009.

(a)(1)(x)*	Form of BioForm Medical, Inc. Stock Option Exchange Program Election Confirmation Form to be delivered on or around January 23, 2009.

(a)(1)(xi)	BioForm Medical, Inc. Annual Report on Form 10-K for the period ended June 30, 2008, filed with the Securities and Exchange Commission on September 26, 2008 is hereby incorporated by reference.

(a)(1)(xii)	BioForm Medical, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2008, filed with the Securities and Exchange Commission on November 7, 2008 is hereby incorporated by reference.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for BioForm Medical, Inc.’s 2008 Annual Meeting of Stockholders held on December 12, 2008 is hereby incorporated by reference.

(a)(5)(ii)	Definitive Additional Materials on Schedule 14A for BioForm Medical, Inc.’s 2008 Annual Meeting of Stockholders held on December 12, 2008 are hereby incorporated by reference.

(b)	Not applicable.

(d)(1)	BioForm Medical, Inc. 2003 (Active) Stock Plan and form of agreement is hereby incorporated by reference to Exhibit 10.1 of the BioForm Medical, Inc. Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 27, 2007, File No. 333-147647.

(d)(2)	BioForm Medical, Inc. 2007 Equity Incentive Plan and form of agreement is hereby incorporated by reference to Exhibit 10.1 of the BioForm Medical, Inc. Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 27, 2007, File No. 333-147647.

(g)	Not applicable

(h)	Not applicable

*	Filed electronically herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOFORM MEDICAL, INC.

Dated: December 19, 2008	By:	/s/ Steve Basta
Steven L. Basta
Chief Executive Officer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated December 22, 2008.

(a)(1)(ii)*	Form of BioForm Medical, Inc. Stock Option Exchange Program Election Form.

(a)(1)(iii)*	Communication to Executive Staff, Vice Presidents and Selected Department Heads and Managers of BioForm Medical, Inc., dated December 19, 2008.

(a)(1)(iv)*	Communication to Eligible BioForm Medical, Inc. Employees Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around December 19, 2008.

(a)(1)(v)*	Communication to Eligible BioForm Medical, Inc. Employees Announcing the Opening of the Exchange Program, to be delivered via regular mail on or around December 22, 2008.

(a)(1)(vi)*	Highlights of the BioForm Medical, Inc. Stock Option Exchange Program.

(a)(1)(vii)*	Form of Communication to Tendering BioForm Medical, Inc. Employees Confirming Receipt of BioForm Medical, Inc. Stock Option Election Form.

(a)(1)(viii)*	Reminder Communication to Eligible BioForm Medical, Inc. Employees, to be delivered on or about January 8, 2009.

(a)(1)(ix)*	Second Reminder Communication to Eligible BioForm Medical, Inc. Employees, to be delivered on or about January 15, 2009.

(a)(1)(x)*	Form of BioForm Medical, Inc. Stock Option Exchange Program Election Confirmation Form to be delivered on or around January 23, 2009.

(a)(1)(xi)	BioForm Medical, Inc. Annual Report on Form 10-K for the period ended June 30, 2008, filed with the Securities and Exchange Commission on September 26, 2008 is hereby incorporated by reference.

(a)(1)(xii)	BioForm Medical, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2008, filed with the Securities and Exchange Commission on November 7, 2008 is hereby incorporated by reference.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for BioForm Medical, Inc.’s 2008 Annual Meeting of Stockholders held on December 12, 2008 is hereby incorporated by reference.

(a)(5)(ii)	Definitive Additional Materials on Schedule 14A for BioForm Medical, Inc.’s 2008 Annual Meeting of Stockholders held on December 12, 2008 are hereby incorporated by reference.

(b)	Not applicable.

(d)(1)	BioForm Medical, Inc. 2003 (Active) Stock Plan and form of agreement is hereby incorporated by reference to Exhibit 10.1 of the BioForm Medical, Inc. Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 27, 2007, File No. 333-147647.

(d)(2)	BioForm Medical, Inc. 2007 Equity Incentive Plan and form of agreement is hereby incorporated by reference to Exhibit 10.1 of the BioForm Medical, Inc. Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 27, 2007, File No. 333-147647.

(g)	Not applicable

(h)	Not applicable

*	Filed electronically herewith